J.P. MORGAN EXCHANGE-TRADED FUND TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

May 5, 2016

Allison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	J.P. Morgan Exchange-Traded Fund Trust (the “Trust”);
File Nos. 333-191837; 811-22903
Post-Effective Amendment No. 52

Dear Ms. White:

This letter is in response to the comments you provided with respect to Post-Effective Amendment No. 52 which was filed on behalf of the JPMorgan Diversified Return U.S. Mid Cap Equity ETF (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on or about May 9, 2016. Capitalized terms used but not defined in this letter have the meanings given to them in the Fund’s registration statement

PROSPECTUS COMMENTS

1.	Comment: Please update the series and class information with the Fund’s ticker.

Response: The update will be made prior to the launch of the Fund.

2.	Comment: Please provide supplementally the rules-based methodology for each Fund’s underlying index (the “Index”) and confirm whether the Index will be operational by the commencement of operations of the Fund.

Response: Attached to this letter as Appendix A is the rules-based methodology for the Russell Midcap Diversified Factor Index, which was first published on April 29, 2016.

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Fee table

3.	Comment: If applicable, please disclose whether any recoupment is permitted under the Fund’s Fee Waiver agreement.

Response: The Fund confirms that under the terms of the Fee Waiver agreement the Service Providers do not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such agreement.

What are the Fund’s main investment strategies?

4.	Comment: Please disclose whether the Index is focused on any of the underlying sectors described in the prospectus, and if so, include applicable risks.

Response: The Index is designed to minimize risk concentrations across sectors and does not currently focus on any of the underlying sectors. Disclosure to that effect will be added.

5.	Comment: Please briefly describe the characteristics in the multi-factor selection process as described in the first paragraph under “What are the Fund’s main investment strategies?”

Response: These factors are briefly described in the table titled “Underlying Index Characteristics.” We have revised the price momentum factor in the first paragraph under “What are the Fund’s main investment strategies?” to match the momentum description in the table.

6.	Comment: Please explain supplementally how the use of exchange-traded futures will help the Fund track the Index.

Response: In cases where the Fund holds cash, the Fund may invest in exchange-traded futures that the adviser believes have a return profile similar to that of the Index.

7.	Comment: Please provide supplementally the number of authorized participants (“APs”) that the Fund will have when it commences operations.

Response: The Fund will have four APs when it begins operations.

The Fund’s Main Investment Risks

8.	Comment: As discussed with Allison White, in “ETF Shares Trading Risk” revise the disclosure to be more qualified to reflect that this risk is expected to apply under very unusual market conditions.

Response: The following is the language that was included in the Fund’s filing:

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ETF Shares Trading Risk. Shares are listed for trading on the NYSE Arca, Inc. (the “Exchange”) and are bought and sold in the secondary market at market prices. The market prices of Shares are expected to fluctuate, in some cases materially, in response to changes in the Fund’s NAV, the intraday value of the Fund’s holdings, and supply and demand for Shares. The adviser cannot predict whether Shares will trade above, below or at their NAV. Disruptions to creations and redemptions, the existence of significant market volatility or potential lack of an active trading market for the Shares (including through a trading halt), as well as other factors, may result in the Shares trading significantly above (at a premium) or below (at a discount) to NAV or to the intraday value of the Fund’s holdings. During such periods, you may incur significant losses if you sell your Shares.

We respectfully believe that the current disclosure is appropriate in that it makes investors aware of the risk of significant premiums or discounts while explaining the unusual market conditions in which such premiums or discounts may occur.

9.	Comment: In reference to the “Industry and Sector Focus Risk,” please confirm that the Fund will only increase the relative emphasis of its investments in a particular industry or sector if the changes are the result of changes in the Index constituents.

Response: We confirm that any material change to the industry or sector focus would be the result of changes in the Index constituents. Small adjustments may occur prior to a rebalance or in other limited circumstances, such as in connection with the management of the Fund’s tax harvesting.

More About the Fund — Main Investment Strategies

10.	Comment: Please advise supplementally why it is specified that a security may be deemed to be located in the United States if, among other things, “the most liquid exchange for the security is in the United States as defined by the rules of the Underlying Index” and how this meets the requirements of Rule 35d-1 under the Investment Company Act of 1940.

Response: This characteristic was included because, in creating its U.S. Indexes, Russell uses this characteristic in determining whether a company should be included in the particular index. We believe that this characteristic meets the requirements of Rule 35d-1 because, if the most liquid exchange for a security is in the U.S., that security is economically tied to the U.S.

In connection with your review of Post-Effective Amendment No. 52 filed by the Trust on February 17, 2016, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 213-4020.

Sincerely,

/s/ Elizabeth A. Davin

Elizabeth A. Davin

Assistant Secretary

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Appendix A
Ground Rules

Russell Midcap Diversified

Factor Index

v1.0

ftserussell.com	April 2016

Contents

1.0	Introduction	3

2.0	Management Responsibilities	5

3.0	Queries and Complaints	6

4.0	Eligible Securities	7

5.0	Factor Definitions	8

6.0	Custom Sector Indexes and Target Weights	10

7.0	Periodic Review of Constituents	12

8.0	Changes to Constituent Companies	14

9.0	Corporate Actions and Events	15

10.0	Indexes Algorithm and Calculation Method	16

Appendix A: Index Opening and Closing Hours		18

Appendix B: Status of Index		19

Appendix C: Further Information		20

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Section 1

Introduction

1.0	Introduction

1.1	This document sets out the Ground Rules for the construction and management of the Russell Midcap Diversified Factor Index. Copies of the Ground Rules are available from www.ftserussell.com.

1.2	The Russell Midcap Diversified Factor Index is designed to reflect the performance of US securities representing a diversified set of factor characteristics. Constituents are selected from the Russell Midcap universe based on a composite factor score. The composite factor spans Value, Price Momentum and Quality characteristics.

1.3	These Ground Rules should be read in conjunction with the FTSE Global Equity Index Series Ground Rules which are available at www.ftserussell.com and Russell U.S. Equity Indexes Construction and Methodology which is available at http://www.ftse.com/products/indices/Russell-US. Unless stated in these Ground Rules, the Russell Midcap Diversified Factor Index will follow the same process as the FTSE Global Equity Index Series.

1.4	A Price Index, Total Return Index and Net of Tax Index will be calculated in real-time and published in US dollars. The Total Return and Net of Tax indexes include income based on ex dividend adjustments.

1.5	The Net of Tax Total Return Index is calculated based on the maximum withholding tax rates applicable to dividends received by institutional investors who are not resident in the same country as the remitting company and who do not benefit from double taxation treaties.

1.6	FTSE Russell

FTSE Russell is a trading name of FTSE International Limited (FTSE), Frank Russell Company (Russell), FTSE TMX Global Debt Capital Markets Inc. and FTSE TMX Global Debt Capital Markets Limited (together, “FTSE TMX”) and MTSNext Limited. FTSE, Russell and FTSE TMX are each benchmark administrators of indexes. References to FTSE Russell should be interpreted as a reference to the relevant benchmark administrator for the relevant index.

1.7	Statement of Principles for FTSE Russell Non Market Capitalisation Weighted Equity Indexes (the Statement of Principles)

Indexes need to keep abreast of changing markets and the Ground Rules cannot anticipate every eventuality. Where the Ground Rules do not fully cover a specific event or development, FTSE Russell will determine the appropriate treatment by reference to the Statement of Principles which summarises the ethos underlying FTSE Russell’s approach to index construction. The Statement of

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Principles is reviewed annually and any changes proposed by FTSE Russell are presented to the FTSE Russell Index Policy Advisory Board for discussion before approval by FTSE Russell’s Governance Board.

The Statement of Principles can be accessed using the following link:

Statement_of_Principles_Non-Market_Cap_Equity_Indexes.pdf

1.8	FTSE Russell hereby notifies users of the index that it is possible that circumstances, including external events beyond the control of FTSE Russell, may necessitate changes to, or the cessation of, the index and therefore, any financial contracts or other financial instruments that reference the index should be able to withstand, or otherwise address the possibility of changes to, or cessation of, the index.

1.9	Index users who choose to follow this index or to buy products that claim to follow this index should assess the merits of the index’s rules-based methodology and take independent investment advice before investing their own or client funds. No liability whether as a result of negligence or otherwise is accepted by FTSE Russell (or any person concerned with the preparation or publication of these Ground Rules) for any losses, damages, claims and expenses suffered by any person as a result of:

•	any reliance on these Ground Rules, and/or
•	any errors or inaccuracies in these Ground Rules, and/or
•	any non-application or misapplication of the policies or procedures described in these Ground Rules, and/or
•	any errors or inaccuracies in the compilation of the index or any constituent data.

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Section 2

Management Responsibilities

2.0	Management Responsibilities

2.1	FTSE International Limited (FTSE)

2.1.1	FTSE is the benchmark administrator.

2.1.2	FTSE will maintain records of the market capitalisation of all constituents and will make changes to the constituents and their weightings in accordance with the Ground Rules. FTSE will carry out reviews and implement the resulting constituent changes as required by the Ground Rules.

2.1.3	Changes to constituent weightings will be made by FTSE in accordance with the Ground Rules. FTSE is responsible for publishing and keeping a record of all changes to constituent weightings.

2.1.4	FTSE is responsible for monitoring the performance of the Russell Midcap Diversified Factor Index throughout the day and will determine whether the status of the Index should be Firm, Closed, Indicative or Held (see Appendix B).

2.1.5	These Ground Rules set out the methodology and provide information about the publication of the Russell Midcap Diversified Factor Index.

2.2	Amendments to these Ground Rules

2.2.1	These Ground Rules shall be subject to regular review by FTSE Russell to ensure that they continue to meet the current and future requirements of investors and other index users. Any proposals for significant amendments to these Ground Rules will be subject to consultation with FTSE Russell advisory committees and other stakeholders if appropriate. The feedback from these consultations will be considered by the FTSE Russell Governance Board before approval is granted.

2.2.2	As provided for in Rule 1.7, where FTSE Russell determines that the Ground Rules are silent or do not specifically and unambiguously apply to the subject matter of any decision, any decision shall be based as far as practical on the Statement of Principles. After making any such determination, FTSE Russell shall advise the market of its decision at the earliest opportunity. Any such treatment will not be considered as an exception or change to the Ground Rules, or to set a precedent for future action, but FTSE Russell will consider whether the Ground Rules should subsequently be updated to provide greater clarity.

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Section 3

Queries and Complaints

3.0	Queries and Complaints

FTSE Russell’s complaints procedure can be accessed using the following link:

Queries_and_Complaints_Policy.pdf

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Section 4

Eligible Securities

4.0	Eligible Securities

4.1	All securities of the Russell Midcap index on the last business day of each review month are eligible for inclusion in the Russell Midcap Diversified Factor Index.

4.1.2	All existing constituents of the Russell Midcap Diversified Factor Index are eligible for inclusion in the subsequent review of the Russell Midcap Diversified Factor Index.

4.1.3	New corporate entities arising from corporate actions that are effective between the data cut-off date and the index review effective date, for which price data is unavailable are not eligible for inclusion.

4.2	Sector Classification

All securities in the Russell Midcap Index are allocated to one of eight custom sector classifications. Each custom sector classification consists of combinations of Industry Classification Benchmark (ICB) Industries:

•	Energy/Materials (ICB 0001 Oil & Gas and ICB 1000 Basic Materials)
•	Industrials (ICB 2000 Industrials)
•	Consumer Goods (ICB 3000 Consumer Goods)
•	Health Care (ICB 4000 Health Care)
•	Consumer services (ICB 5000 Consumer Services)
•	Telecom/Utilities (ICB 6000 Telecommunications and ICB 7000 Utilities)
•	Financials (ICB 8000 Financials)
•	Technology (ICB 9000 Technology)

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Section 5

Factor Definitions

5.0	Factor Definitions

The data cut-off date for the determination of all security level factor data is the close of business on the last trading day of the month prior to the review month. Multiple lines of the same company are treated as separate securities.

5.1	Ranking Mechanism

Securities with missing factor data are temporarily removed from the Eligible Universe and the remaining securities are ranked in ascending order and partitioned into 100 groups. A group consists of securities ranked on the factor of interest with the most attractive group being ranked 100 and the least attractive group being ranked 1.

If N is the number of stocks in the Eligible Universe with valid data, then the group number of a stock with valid data is the value resulting from rounding 100 x stock ranking / N up to the nearest integer. The rank of stocks with same factor value is the average of their positions.

Securities with missing factor data are assigned to a group with rank 50.5.

5.2	Book to Price Ratio

Book value is the latest common equity sourced from Thomson Reuters Worldscope as of the data cut-off date. Market capitalisation is the full market capitalisation as of the data cut-off date.

5.3	Return on Equity

Net income is the trailing 12 month net income as of the data cut-off date. Net income is earnings from continuing operations before preferred dividends and excluding discontinued operations and extraordinary items sourced from Thomson Reuters Worldscope. Shareholders’ equity is the average of the most recent and previous fiscal year’s total shareholders’ equity as of the data cut-off date.

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5.4	Momentum

Momentum is calculated as the 12 month total return in local currency divided by the annualized standard deviation of daily local returns over one year.

If a security has a trading history of less than one year, it is allocated a neutral score of 50.5. A minimum of 200 daily price observations are required to constitute a full year.

5.5	Dividend Yield

Latest 12 month trailing dividend is the sum of ordinary and extra dividends from Thomson Reuters Worldscope as of the data cut-off date. Market Capitalisation is the full market capitalisation as of the data cut-off date.

5.6	Index Back-Histories

5.6.1	In order to simulate the availability of factor data prior to June 2015 when the Russell diversified factor data is available, all index reviews prior to this date utilise 3 month lagged reported fundamental data except dividend data.

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Section 6

Custom Sector Indexes and Target Weights

6.0	Custom Sector Indexes and Target Weights

6.1	Custom Sector Indexes

6.1.1	Only constituents of Russell Midcap at each quarterly review are eligible for inclusion in the custom sector indexes.

6.1.2	The composite factor score of each sector is the rank of the aggregate individual factor ranks of 0.5 * Book to price ratio + 0.5 * Dividend Yield + Return on equity + Momentum within each custom sector.

6.1.3	The top 70% of stocks by composite factor within each custom sector (See 4.2) form the constituents of the custom sector indexes. All aspects of the maintenance and calculation of the custom sector indexes follow the FTSE Global Equity Index Series Ground Rules which are available at www.ftserussell.com.

6.1.4	The constituents of each custom sector index are weighted by the normalised reciprocal of stock volatility (6.1.5) such that stock weights within each sector sum to 100%.

6.1.5	Stock volatility is calculated as the standard deviation of the past 52 week USD total returns as of the data cut-off date. If a stock has less than 200 daily prices available or volatility that is higher than the 99th percentile of the Russell Midcap constituents excluding stocks without volatility data, the volatility measure is set at the 99th percentile.

6.2	Target Weights

6.2.1	The composite factor score of each stock is the rank of the aggregated individual factor ranks of 0.5 * Book to price ratio + 0.5 * Dividend Yield + Return on equity + Momentum in the Russell Midcap universe.

6.2.2	The smoothed composite factor score is the 7 month arithmetic average of the composite factor score. If a security has less than 7 months composite factor score history, the smoothed average score is formed over the available months of data.

6.2.3	The top 70% of stocks by smoothed composite factor score within each custom sector universe classification form the initial Russell Midcap Diversified Factor Index constituents.

6.2.4	An existing constituent of the Russell Midcap Diversified Factor Index with a non-zero target weight from the previous rebalance that remains a constituent of the Russell Midcap Index will remain a member of the Russell Midcap Diversified Factor Index if it is ranked in the top 80% within the custom sector by smoothed composite factor score. The remaining Russell Midcap Index constituents will be added to the Russell Midcap Diversified Factor Index if they are ranked in the top 60% within the custom sector by smoothed composite factor score.

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6.2.5	All stocks selected by rule 6.2.4 are weighted by the reciprocal of stock volatility. Stock weights are rescaled in proportion to the custom sector risk weights as defined in 6.2.6-6.2.7, such that stock weights within a sector sum to the sector risk weight.

6.2.6	Custom sector risk weights are the normalised reciprocal of sector volatility such that sector risk weights sum to 100%.

6.2.7	The volatility of each custom sector is calculated as the standard deviation of daily total USD returns over the 252 business days prior to the data cut-off date.

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Section 7

Periodic Review of Constituents

7.0	Periodic Review of Constituents

7.1	Review Dates

7.1.1	The Russell Midcap Diversified Factor Index and custom sector indexes will be reviewed quarterly in March, June, September and December, based on data at the close of business on the last trading day of the month prior to review, using constituents as of the Monday following the third Friday of the review month for the March, September and December reviews, and using constituents as of the Russell Midcap review implementation date for the June review.

7.1.2	Changes arising from the March, September and December reviews are announced after the close on the Wednesday following the first Friday of each review month, 7 trading days prior to the implementation of the Russell Midcap Diversified Factor Index review. The review will be implemented after the close of business on the third Friday of each review month.

7.1.3	Changes arising from the June review are announced 7 trading days prior to the implementation of the Russell Midcap Diversified Factor Index review. The review will be implemented on the same date as the Russell Midcap annual reconstitution. For details of the implementation dates of Russell Midcap, please refer to the Russell U.S. Equity Indexes Construction and Methodology available at http://www.ftse.com/products/indices/Russell-US.

7.2	Index Membership

7.2.1	Constituents of the Russell Midcap Diversified Factor Index and the custom sector indexes are determined by the application of the ranking procedure detailed in 6.1 & 6.2 at each quarterly review.

7.3	Custom Sector Indexes

7.3.1	Stock weights in custom sector indexes are defined in 6.1.

7.4	Initial Russell Midcap Diversified Factor Index

7.4.1	The initial Russell Midcap Diversified Factor Index uses the target weights (see 6.2) at the initial review. The target weights are adjusted based on the maximum permitted constituent weight.

7.4.2	The maximum permitted constituent weight:

MIN (50 bps, 5 * ADV/ hypothetical AUM)

•	ADV = close price as of the data cut-off date x average daily trading volume over the previous 252 trading days. If a stock has ADV that is lower than the 1st percentile of the Russell Midcap constituents excluding stocks without liquidity data, ADV is set to the 1st percentile ADV. If a stock has a price history that is shorter than 200 days or ADV is missing, ADV is set to the 10th percentile ADV.

•	The hypothetical AUM is 45 bps of the total market cap of the Russell Midcap as of the data cut-off date.

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7.4.3	Constituents of the Russell Midcap Diversified Factor Index have their weights set to 95% of the maximum permitted weight if their weight exceeds the maximum permitted weight. Excess stock weight is distributed pro-rata across all stocks in the same sector.

7.4.4	The adjustment process is iterated 10 times or until no position breaches the maximum permitted weight.

7.5	Subsequent Russell Midcap Diversified Factor Index

7.5.1	The weights of Russell Midcap Diversified Factor Index are determined by assessing the weight changes between the pre-rebalance index and target weights (see 6.2). If an existing index constituent has not been assigned a target weight, it is considered to have a target weight of zero.

7.5.2	Maximum constituent weights are implemented as defined in 7.4.2-7.4.4.

7.5.3	The minimum permitted weight change of a stock that has non-zero target weight:

0.5 * target weight * MIN (1, (100/(sector weight in pre-rebalance index – target sector weight))^2)

7.5.4	The maximum permitted change is stock weight is MIN (25 bps, 0.50 * ADV / hypothetical AUM)

7.5.5	Weight changes in excess of the maximum permitted are set to the maximum permitted weight change.

7.5.6	Weights are normalised such that they sum to one.

7.5.7	Constituents of the Russell Midcap Diversified Factor Index with weights in excess of the maximum permitted, have weights set to 95% of the maximum permitted weight. The excess weight is distributed pro-rata across all stocks.

7.5.8	Russell Midcap Diversified Factor Index constituents that are also Russell Midcap Index constituents with weight changes between 0.1 bps and 5 bps have weights set to the pre-rebalance weights. Stock weights are normalised such that they sum to one. This adjustment process is iterated 10 times or until no Russell Midcap Diversified Factor Index constituents that are also Russell Midcap constituents have weight changes between 0.1 bps and 5 bps.

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Section 8

Changes to Constituent Companies

8.0	Changes to Constituent Companies

8.1	Intra-review Additions

8.1.1	Additions to the Russell Midcap Index will be considered for inclusion in the Russell Midcap Diversified Factor Index and custom sector indexes at the next quarterly review.

8.2	Intra-review Deletions

8.2.1	A stock that is removed from the Russell Midcap Index will be removed from Russell Midcap Diversified Factor Index and custom sector indexes. A minimum of 2 days notice will be provided and its weight will be distributed pro-rata amongst the remaining constituents in the relevant index.

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Section 9

Corporate Actions and Events

9.0	Corporate Actions and Events

9.1	If a constituent has a stock split, stock consolidation, capital repayment, rights issue, bonus issue, a change in the number of shares in issue or a change in free float, the constituent’s weighting in the Russell Midcap Diversified Factor Index will remain unchanged pre and post such an event.

9.2	Full details of changes to constituent companies due to corporate actions and events can be accessed in the Corporate Actions and Events Guide for Non Market Cap Weighted Indexes using the following link:

FTSE_Corporate_Actions_and_Events_Guide_for_Non_Market_Cap_Weighted_Indexes.pdf

A Corporate ‘Action’ is an action on shareholders with a prescribed ex date. The share price will be subject to an adjustment on the ex date. These include the following:

•	Capital Repayments
•	Rights Issues/Entitlement Offers
•	Stock Conversion
•	Splits (sub-division) / Reverse splits (consolidation)
•	Scrip issues (Capitalisation or Bonus Issue)

A Corporate ‘Event’ is a reaction to company news (event) that may impact the index depending on the index rules. For example, a company announces a strategic shareholder is offering to sell their shares (secondary share offer) – this could result in a free float weighting change in the index. Where an index adjustment is required FTSE Russell will provide notice advising of the timing of the change.

9.3	Suspension of Dealing

Suspension of Dealing rules can be found within the Corporate Actions and Events Guide for Non Market Cap Weighted Indexes.

9.4	Takeovers, Mergers and Demergers

The treatment of takeovers, mergers and demergers can be found within the Corporate Actions and Events Guide for Non Market Cap Weighted Indexes.

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Section 10

Indexes Algorithm and Calculation Method

10.0	Indexes Algorithm and Calculation Method

10.1	Prices

10.1.1	The Russell Midcap Diversified Factor Index uses official closing mid-market or last trade prices, where available, for securities with local market quotations. Further details can be accessed using the following link:

Closing_Prices_Used_For_Index_Calculation.pdf

10.1.2	Thomson Reuters real time exchange rates are used in the index calculations which are disseminated in real-time. Exchange rates used in the End of Day calculations are WM/Reuters Closing Spot Rates™, collected at 16:00 London time (further information on The WM/Reuters Closing Spot Rates service is available from The WM Company).

10.2	Calculation Frequency

10.2.1	The Russell Midcap Diversified Factor Index will be calculated on a real-time basis.

10.3	Index Calculation

10.3.1	The Russell Midcap Diversified Factor Index is calculated using the algorithm described below:

Where,

•	i = 1, 2, …, N

•	N is the number of securities in the index.

•	s the latest trade price of the component security (or the price at the close of the index on the previous day).

•	e i is the exchange rate required to convert the security’s currency into the index’s base currency.

•	s i is the number of shares in issue used by FTSE Russell for the security, as defined in these Ground Rules.

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•	fi is the Investability Weighting Factor to be applied to a security to allow amendments to its weighting, expressed as a number between 0 and 1, where 1 represents a 100% free float. This factor is published by FTSE Russell for each security in the underlying index.

•	ci is the Weighting Factor to be applied to a security to correctly weight that security in the index. This factor maps the investable market capitalisation of each stock to a notional market capitalisation for inclusion in the index.

•	d is the divisor, a figure that represents the total issued share Capital of the index at the base date. The divisor can be adjusted to allow changes in the issued share Capital of individual securities to be made without distorting the index.

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Appendix A: Index Opening and Closing Hours

Index	Open	Close

Russell Midcap Diversified Factor Index

Monday to Friday	9:30	16:10

Notes:

1	Closing prices are downloaded from Thomson Reuters at 16:30. Since the New York Stock Exchange, NYSE Arca and NASDAQ do not release official closing prices until several hours later, the price used in the index may not match this official close. If the downloaded closing price is subsequently overwritten by the official closing price, the downloaded closing price is retained in the index calculation.

2	The indexes will be calculated during normal trading hours of the New York Stock Exchange, NYSE Arca and NASDAQ will be closed on US holidays.

3	Timings are based on Eastern Standard Time (EST).

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Appendix B: Status of Index

A Price Index, Total Return Index and Net of Tax Index will be calculated on a real-time basis in US Dollars. The Russell Midcap Diversified Factor Index may exist in the following states.

A)	Firm

The Index is being calculated during Official Market Hours (see Appendix A). No message will be displayed against the Index value.

B)	Closed

The Index has ceased all calculations for the day. The message ‘CLOSE’ will be displayed against the Index value calculated by FTSE Russell.

C)	Held

During Official Market Hours, an Index has exceeded pre-set operating parameters and the calculation has been suspended pending resolution of the problem. The message ‘HELD’ will be displayed against the last Index value calculated by FTSE Russell.

D)	Indicative

If there is a system problem or situation in the market that is judged to affect the quality of the constituent prices at any time when the Index is being calculated, the Index will be declared indicative (e.g. normally where a ‘fast market’ exists in the equity market). The message ‘IND’ will be displayed against the Index value calculated by FTSE Russell.

The official opening and closing hours of the Russell Midcap Diversified Factor Index are set out in Appendix A. Variations to the official hours of the Index will be published by FTSE Russell.

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Appendix C: Further Information

A Glossary of Terms used in FTSE Russell’s Ground Rule documents can be found using the following link:

Glossary.pdf

Further information on the Russell Midcap Diversified Factor Index is available from FTSE Russell.

For contact details please visit the FTSE Russell website or contact FTSE Russell client services at info@ftse.com.

Website: www.ftserussell.com

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